SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):________________ )

Press Release dated December 19, 2002
Press Release dated December 19, 2002
Press Release dated December 5, 2002

Press Release dated December 19, 2002
Press Release dated December 19, 2002
Press Release dated December 5, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A

Date: 2 January 2003	Name: Fabrizio Cosco Title: Company Secretary

PRESS RELEASE

Eni: The Board of Directors approves the Code of Conduct for Internal
Dealing, the Procedure for Information to the Market and identifies the Non-
Executive Independent Directors

Code of Conduct for Internal Dealing

The Board of Directors has approved the Code of Conduct for Internal Dealing concerning transactions involving financial instruments issued by Eni S.p.A. and its listed subsidiaries in compliance with the provisions contained in the Rules of the markets organised and managed by the Italian Stock Exchange, as in the text modified by Consob with Resolution 13655 of July 9, 2002. The Code will become effective as January 1, 2003 and contains the provisions that govern public disclosure obligations and limitations regarding transactions involving financial instruments issued by Eni S.p.A. and by its listed subsidiaries executed on their own behalf by relevant persons. Relevant persons have been identified to be directors, effective auditors of Eni S.p.A., the Representative of the Court of Accounts delegated to control Eni, the managers directly reporting to the Chairman and the Chief Executive Officer of Eni S.p.A. and the managers directly reporting to the aforementioned first line of managers. According to the Code, the market has to be informed at the end of each calendar quarter about the operations carried out by relevant persons if their amount (in each calendar quarter) exceeds euro 35,000 (the limit set by the Rules of the Italian Stock Exchange is euro 50,000) while the market has to be informed without delay of transactions if their amount exceeds 175,000 (the limit set by the Rules of the Italian Exchange is euro 250,000).

The stock options exercise in connection with stock option plans and the sale of shares acquired in connection with stock option and stock grant plans are to be taken into account with reference to the above-mentioned limits.

The Code finally prevents relevant persons from carrying out transactions on the financial instruments issued by Eni S.p.A. and its listed subsidiaries in the fifteen working days preceding the meetings of the Board of Directors of Eni S.p.A. convened to review the financial statements and the preliminary results as well as, if not announced in the previous cases, the meeting of the Board resolving on the dividend proposal to the Shareholders’ Meeting. The prohibition does not apply to the option exercise in connection with stock option and stock grant plans, provided that shares are not sold in said periods. (The Code is available in the Eni’s web site: www.eni.it.)

Procedure for Information to the Market

The Board of Directors, in compliance with the provisions contained in the Legislative Decree n. 58/98 and in the Code of Conduct for listed companies issued by the Italian Stock Exchange, as modified last July and with which Eni complied, has approved the Procedure for the disclosure to the Market of information. The Procedure acknowledges the “Guidelines for information to the market” issued in June 2002 by the “Company Information Forum” (the Procedure is available on Eni’s web site: www.eni.it.)

Independent Directors

The Board of Directors, in compliance with the provisions of the Code of Conduct for listed companies, has considered all the non-executive Directors, on the basis of their statements, as independent as they do not have economic relations such as to influence their independence of judgement. The independent Directors are the Chairman, Mr. Roberto Poli and the Directors: Mr. Mario Giuseppe Cattaneo, Mr. Alberto Clô, Mr. Renzo Costi, Mr. Dario Fruscio, Mr. Guglielmo Moscato and Mr. Mario Resca.

San Donato Milanese, December 19, 2002

PRESS RELEASE

Eni: Gilberto Callera appointed Chief Operating Officer of Refining &
Marketing Division

Eni announces that the merger of AgipPetroli in Eni will be drawn up on December 20, 2002, and will become effective on January 1, 2003. From the same date the Refining and Marketing (R&M) Division will become operative running the refining operations and the retail and wholesale marketing of petroleum products. Mr. Gilberto Callera, current Chairman of AgipPetroli, will become Chief Operating Officer of the new R&M Division.

San Donato Milanese, December 19, 2002

PRESS RELEASE

Eni: acquired a 50% stake in Union Fenosa Gas

“The investment in Union Fenosa Gas represents a milestone in the growth strategy in the gas sector at European and International level”, declared Vittorio Mincato, CEO of Eni

Eni has entered into an agreement with Unión Fenosa, S.A. for the acquisition of 50% of Unión Fenosa Gas. The transaction will be implemented through a share capital increase of Unión Fenosa Gas underwritten by Eni for a total consideration of € 440 million.

The asset value attributed to Unión Fenosa Gas amounts to € 930 million.

Eni will contribute to the Joint Venture its large experience as international player in the natural gas business, as the largest oil and gas producer in Egypt and largest gas marketer in Europe. In the Iberian Peninsula Eni already operates with gas sales in Spain, expected to reach 1.7 bcm per year by 2004, and it is the strategic partner of Galpenergia with its 33.4% participation. The strategic partnership with Galpenergia, to which will be offered the possibility to participate to common projects, will allow the development of potential synergies between Unión Fenosa Gas and Galpenergia.

Unión Fenosa Gas holds all the gas interests of Unión Fenosa and will operate in the whole gas chain from natural gas acquisition at source to the sale of gas to power stations and other end-customers. Unión Fenosa Gas will benefit from the upcoming liberalisation of the Spanish gas market from 2003 and from the growth of natural gas consumption which is expected to increase by 10% average per year up to 42 bcm by 2010.

Unión Fenosa Gas has a 25-year contract, with an option for a 25 year extension, involving a minimum of 4 bcm per year with the Egyptian Natural Gas Holding Company (EGAS). The company is also building a liquefaction plant with a capacity of more than 7 bcm per year in Damietta, on the Egyptian coast. In addition, in May 2002 Unión Fenosa Gas signed an agreement with the Government of the Sultanate of Oman to develop a joint venture in the gas sector, including the participation in a new liquefaction plant in Oman, which is expected to start operations from 2006. From then onwards, a long-term contract will guarantee further 2.2 bcm per year for a 20-year period.

Moreover, Unión Fenosa Gas has two LNG Time-Charters contracted for 25 years and will have consistent regasification capacity. Also, Unión Fenosa Gas currently holds a 21% stake in Reganosa and a 50% stake in Sagunto regasification plants, which will start operations in 2005.

Unión Fenosa Gas will serve the Spanish market with an expected sales share of 15% and will also be active in other international markets.

In particular, Unión Fenosa Gas will sell 2.5 bcm of gas per year to Union Fenosa CCGT plants.

“The investment in Union Fenosa Gas represents for Eni a milestone of its growth strategy in the gas sector at European and International level, strengthening our position in the LNG market”, declared Vittorio Mincato, CEO of Eni. The Damietta liquefaction plant will play a fundamental role in contributing to a faster monetisation of Eni gas reserves in Egypt. Moreover the agreement strengthens Eni’s position in Spain and is complementary with our existing strategic alliance with Galpenergia”.

“Eni has come out to be the best partner to develop our gas strategy in the Iberian and International market — said Honorato López Isla, CEO of Unione Fenosa — for its strategic vision, sound financial position and ample background and experience in the gas industry. This transaction is part of Unión Fenosa’s current strategy to focus on developing its core business in the Iberian market, taking advantage from the ongoing liberalisation process and the power and gas convergence as a central point for future growth and shareholder’s value creation”.

The transaction is subject to European Commission approval according to Merger Control Regulation (ECMR).

Eni is one of the world’s largest integrated energy company, operating in 67 countries. Eni operates in the oil and natural gas business, the electricity generation sector, the petrochemicals and the service and engineering sectors, where it has achieved leading positions at international level. Eni’s objective is value creation for its shareholders, through the continuous improvement of its cost position and of the quality of its services and products.

Unión Fenosa is the third largest power company is Spain and has a wide international presence in more than 40 countries. It has more than 7,000 MW of generation capacity world-wide, including hydro-electric, thermal, nuclear, renewable and CCGT facilities, and distributes electricity to more than 8 million customers. Through its subsidiaries, Unión Fenosa is also involved in telecommunications, engineering & information technology, and management consulting.

San Donato Milanese, December 5, 2002